Mail Stop 3561

January 25, 2010

Mr. Denis McGlynn
Chief Executive Officer
Dover Downs Gaming and Entertainment Inc.
1131 North Dupont Highway
Dover, Delaware 19901

      Re: **Dover Downs Gaming and Entertainment Inc.**
                 Form 10-K for the year ended December 31, 2008
                 Filed March 6, 2009
                 File No. 1-16791

Dear Mr. McGlynn:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief

     Via Fax: Timothy R. Horne, CFO
           (302) 857-3253